JONES & HALEY, P.C.

Attorneys At Law

South Terraces, Suite 170

115 Perimeter Center Place

Atlanta, Georgia 30346-1238

Richard W. Jones	www.corplaw.net	Telephone 770-804-0500
email: jones@corplaw.net	Facsimile 770-804-0509

January 16, 2018

James Nolan McWilliams, Attorney Advisor

Office of Transportation Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Tonya K. Aldave

Re:	Bagger Dave’s Burger Tavern, Inc. Schedule 13E-3 – Filed by Bagger Dave’s Burger Tavern, Inc. on November 13, 2017
File No. 005-90173
Preliminary Information Statement on Schedule 14C filed November 13, 2017 File No. 000-55702
[J&H File No. 3853.33]

Dear Mr. McWilliams:

This firm represents Bagger Dave’s Burger Tavern, Inc. (“Bagger”), which filed its preliminary information statement and Schedule 13E-3 on November 13, 2017. Your office recently provided comments to the above referenced filings in your letter December 7, 2017 and we responded to those comments by our letter dated December 18, 2017. You have subsequently submitted another comment letter dated January 4, 2018 (“Comment Letter”). At this time, we are submitting, on behalf of Bagger, this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs in the Comment Letter. This letter will be filed as correspondence.

Accordingly, our responses to your Comment Letter are as follows:

Schedule 13E-3

1. We are filing a revised Schedule 13E-3 at the same time as we are filing our revised information statement, and we will also file as correspondence a redline markup of the information statement and the Schedule 13E-3 showing changes from the prior draft contained in both documents.

2. The Company’s 10-K for the period ending December 25, 2016 has been attached as an exhibit to the Schedule 13E-3 and the financial information contained in the 10-K is incorporated by reference in that document, in accordance with General Instruction F.

United States Securities and Exchange Commission

January 16, 2018

Preliminary Information Statement on Schedule 14C

General

3. The following individual shareholders signed the shareholders consent approving the proposed corporate action, and their share ownership is listed beside their names:

T. Michael Ansley	11,141,638	40.8%
Thomas Ansley	678,250	2.5%
David Burke	238,980	0.9%
Jason Curtis	708,147	2.6%
Jay Dusenberry	49,655	0.2%
David P. Fisher	60,667	0.2%
Phyllis Knight	179,166	0.7%
Michael Lichocki	50,333	0.2%
David Ligotti	278,555	1.0%
Shawn Lilley	45,833	0.2%
Joseph Nowicki	28,943	0.1%
Greg Stevens	251,333	0.9%
Totals	13,711.500	50.2%

T. Michael Ansley is the director, chairman of the board and president of the Company, and he is the founder and executive chairman of Diversified Restaurant Holdings, Inc., the former parent and 100% owner of the Company. David Burke, David Fisher, Shawn Lilley and Phyllis Knight are directors of the Company. The other individuals serve as directors or have previously served as officers or directors of Diversified Restaurant Holdings, Inc. The activities of the board in obtaining these consents does not constitute a solicitation within the meaning of Rule 14A-1(L), because no proxy was sought and all signatures were obtained subsequent to a meeting of the board of directors approving this transaction and they were obtained on the basis of the board’s recommendation that the transaction be approved. (1) There were no proxies ever sought from any of the shareholders. There was no request for a proxy whether or not accompanied by or included in a form of proxy. (2) There was no request to execute or not to execute or to vote a proxy; (3) and there was no furnishing of a form of proxy or other communication to securities holders under circumstances reasonably calculated to result in the procurement withholding or revocation of a proxy. No proxies were ever sought. Signatures were obtained by officers, directors or related insiders to the business.

4. The reference to grey sheets in the first bullet point on page 6 has been revised to refer to the “pink sheets”.

5. The section headed Special Factors has been moved up to immediately follow the discussion under the heading Summary Term Sheet.

United States Securities and Exchange Commission

January 16, 2018

Cover page

6. The legend has been revised to specifically state that neither the SEC nor state securities regulators have passed upon the merits or fairness of the transaction.

Detailed Discussion and Reasons for the Reverse/Forward Split

7. We have included in the information statement, where appropriate, our prior responses to paragraphs 11, 12, 13 and 14 of your prior comment letter.

Financial Information

8. We have revised the disclosure under the heading “Financial Information” to include summary financial information as defined in Article 1-02(bb)(1) of Regulation SX. This includes current and total assets, current and total liabilities, a ratio of earnings to fixed charges, and book value per share. Additionally, the summary financial information has been marked as unaudited.

We trust the comments contained herein are responsive to the issues raised in the Comment Letter. We are simultaneously filing a revised information statement, and Schedule 13E-3, and we are filing as correspondence a copy of this response to your Comment Letter, as well as redline copies of the Information Statement, and Schedule 13E-3, both of which has been marked to show changes from the original filings.

If you have any questions on these responses or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.,
For the Firm

By:	/s/ Richard W. Jones
Richard W. Jones

RWJ:bas

cc: T. Michael Ansley